April 22, 2016

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods Inc.
Form 10-K for the fiscal year ended October 3, 2015
Filed November 23, 2015

File No. 001-14704

Dear Ms. Raminpour:

In response to your letter dated April 1, 2016, Tyson Foods, Inc. (the Company, Tyson, we or our) submits the accompanying response to the comment set forth in your letter. For the Staff’s convenience, we have restated the comment in relevant parts with our responses following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer (479-290-5576), or R. Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

In connection with our response, we acknowledge that the adequacy and accuracy of the disclosures in the filing are our responsibility. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Leatherby
Dennis Leatherby
Executive Vice President and Chief Financial Officer

cc:	Mr. Donnie Smith, President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. J. Martin Fiscus, PricewaterhouseCoopers, LLP
Ms. Heather Clark, Division of Corporation Finance
Ms. Claire Erlanger, Division of Corporation Finance

Form 10-K for the fiscal year ended October 3, 2015

Financial Statements

Notes to Consolidated Financial Statements

Note 17: Segment Reporting, page 80

Staff Comment

1.	We note your response to prior comment 1 and request the following additional information:

•
With regard to the weekly margin reports referenced in your response to prior comment 1, please clarify the business units for which this report is prepared and tell us how these units relate to your operating segments. Your response should include the person(s) responsible for each such business unit including name and title.

•
We note that within the Prepared Foods segment, there are both Retail and Foodservice operations. In this regard, please tell us whether discrete financial information is available for each of the Retail and Foodservice sections of the Prepared Foods segment and if so, tell us who reviews the information. Please include whether such information is also provided to the CODM in your response.

•
With regard to your President, North American Operations, Donnie King, please tell us the types of operating decisions he is required to make given that multiple segment managers report to him. Your response should include the types of financial information and reports he reviews in connection with his role as President of North American Operations and how it differs from reports provided to and decisions made by the CODM, Donnie Smith.

Tyson Response

a.
With regard to the weekly margin reports referenced in your response to prior comment 1, please clarify the business units for which this report is prepared and tell us how these units relate to your operating segments. Your response should include the person(s) responsible for each such business unit including name and title.

We prepare weekly estimates of sales, volume, and operating income (dollars and percentage of sales). These reports present a summary view by operating segments as well as an alternate break-out view by individual business units. The business units are either fully included in a single segment or span multiple segments in our matrix organization.

The weekly margin reports are distributed to corporate and business unit team members, segment managers, direct reports of the Chief Operating Decision Maker (CODM) and our CODM. These reports are used by a variety of individuals, based on the level of detail on which such individuals are focused.

Our CODM is included on the distribution list with many other individuals (described above), but he does not regularly review the alternate break-out view by individual business unit. Our CODM focuses on segment level information and uses such information for the purpose of assessing performance and allocating resources. He utilizes the business unit information if the segment results, which he regularly reviews, are inconsistent with the expected performance of a segment as a means to more quickly identify the key driver of the variance.

The weekly margin reports and the individuals responsible for each segment or business unit are shown below:

Segment View

•	Chicken -Noel White, President Poultry

•	Prepared Foods - Donnie Smith, President and Chief Executive Officer (CEO)

•	Beef - Steve Stouffer, President Fresh Meats

•	Pork - Steve Stouffer, President Fresh Meats

Business Unit View

•	Chicken

◦	Cornish, Fresh Poultry and IQF - Drew McGee, Senior Vice President and General Manager Raw Poultry

◦	Retail Value Added Chicken, Big Bird and McDonalds - Doug Ramsey, Senior Vice President Big Bird/Fowl

◦	Small Bird Value Added -Charlie Solomon, Senior Vice President Small Bird/Value Added

◦	Poultry Products Optimization - Roy Slaughter, Senior Vice President Specialty Products

◦	Cobb-Vantress - Jerry Moye, Group Vice President Cobb-Vantress

•	Prepared Foods

◦	Food Service Prepared Meats - Gloria Vazquez, Vice President Prepared Meats

◦	Food Service Bakery / Specialty - Jason Katzman, Vice President Marketing Business Units

◦	Retail Value Added Chicken / State Fair - (interim) Eric Schwartz, Group Vice President and General Manager Jimmy Dean

◦	Lunch/Dinner/Snack - Jeffrey Caswell, Vice President and General Manager Hillshire Farm

◦	Breakfast - Eric Schwartz, Group Vice President and General Manager Jimmy Dean

◦	Private Label/Deli/Regional Brands - Greg Manthei, Vice President and General Manager Marketing and Kristina Lambert, Vice President and General Manager Marketing

◦	Emerging Brands - Timothy Smith, Vice President GFG

◦	Pet Products - Andrew Rojeski, VP Pet Products

•	Beef

◦	Beef Operations - Dan Brooks, Senior Vice President and General Manager Beef Enterprise

◦	Case Ready Beef - Ray McGaugh, Senior Vice President Raw Value Added

◦	Bruss (and Emporia) - Sheldon Phillips, Vice President New Product Production and Sales

•	Pork

◦	Pork Operations - Shane Miller, Senior Vice President Pork

◦	Pork Group - Jeremy Dickinson, Vice President Live Hogs

◦	Case Ready Pork - Ray McGaugh, Senior Vice President Raw Value Added

b.
We note that within the Prepared Foods segment, there are both Retail and Foodservice operations. In this regard, please tell us whether discrete financial information is available for each of the Retail and Foodservice sections of the Prepared Foods segment and if so, tell us who reviews the information. Please include whether such information is also provided to the CODM in your response.

In order to provide a more complete understanding of the Prepared Foods segment, the information available and the use of that information, our response below provides a more in-depth discussion of this segment and the way it is managed.

Tyson operates a multi-protein, multi-channel and multi-national business model. Our sales by distribution channel for fiscal 2015 (total company) were 52% consumer products (retail), 31% foodservice, 13% international (export and foreign produced) and 4% other. Similarly, each of our segments has significant participation in all distribution channels as we focus on meeting consumer demand regardless of the channel in which it is consumed. The CODM assesses our performance and allocates resources based on the products (Chicken, Beef, Pork and Prepared Foods) and not the channel in which those products are currently being sold.

As a result of the matrix nature of our organization, our internal reporting includes sales and estimated profitability information for our retail and foodservice channels, which covers only a portion of our company. The information is utilized by Andy Callahan, President Retail Packaged Brands and Tom Hayes, Chief Commercial Officer and President Foodservice primarily to understand gross margin, which is not the profitability measure our CODM utilizes to evaluate our segment performance (our segment performance measure is operating income). The retail and foodservice financial information has limited value beyond gross margin based on simplified allocation of shared costs and other reasons, as more fully described below.

Our CODM does receive sales and estimated profitability information for the retail channel and the foodservice channel for portions of our company, but he does not regularly utilize this information to evaluate performance and allocate resources because of the limited value of this information. Specifically, this information is of limited value for the following reasons:

•	Focus on meeting consumer demand regardless of the distribution channel:
Our strategic approach is to focus on meeting consumer demand regardless of the channel in which our products are consumed. Satisfying consumer demand for our Prepared Foods segment products requires us to be flexible in optimizing our production facilities network. As a result, we have both retail and foodservice channel products made in the same facilities (i.e. the same or similar products can be made for both distribution channels, an example of which is described below). In order to meet consumer demand, we continually shift production between the retail and foodservice channel based on where the greater demand is experienced or anticipated. However, this production is satisfied utilizing the same Prepared Foods manufacturing asset base.

As an example, we produce hot dogs (a Prepared Foods product) at multiple production facilities and sell them through both retail and foodservice channels. The production process utilizes the same or similar equipment to produce the same or similar products. The primary difference is in the final stage of packing into a retail or foodservice package. As consumer demand for hot dogs shifts from foodservice to retail (or vice versa), we optimize our network utilization and produce the appropriate mix in the appropriate packaging to meet consumer demand. As a result, a balanced review of the entire hot dog production is required because consumer demand drives constant reallocation between retail and foodservice packaging types. In his role as the segment manager of Prepared Foods segment, our CODM considers the adequacy of manufacturing facilities to support the Prepared Foods segment as a whole rather than one channel or another.

As indicated above, information about the separate estimated profitability of the retail as compared to the foodservice channel has limited utility. Shifting our focus to the location (e.g. retailer, restaurant, sports facility) in which the consumer purchases the same product would drive increased profitability for one channel and decreased profitability for the other, despite the fact that the product is the same (i.e. it was made at the same location with the same equipment for the same end consumer).

As illustrated by the hot dog example, in order to adequately assess our performance and manage our business, our CODM evaluates the collective Prepared Foods segment results. Our CODM believes the information he utilizes should reflect the same or similar products produced on the same or similar equipment and sold to the same or similar end consumers in the same segment and should not be bifurcated solely based on the channel through which it was purchased by the consumer. As stated earlier, we run our Prepared Foods business to meet our consumer demand regardless of the distribution channel in which it is consumed.

•	Retail and foodservice channels do not accurately represent our Prepared Foods segment or present our complete channel information:
The retail and foodservice channel financial information that is prepared includes the majority (but not all) of our Prepared Foods segment information, and it also includes portions of other segments. An example is the retail channel information, which includes the majority of our Retail Value Added Chicken results (which comprises only a portion of the total retail sales of chicken). These results are also included in our Chicken segment. In other words, the same sales and related profitability information is reflected in both our retail channel financial information and our Chicken segment results, even though the products are (a) not sold or moved internally, (b) only sold to the customer once, and (c) not considered similar to an intersegment sale as typically would be reported in a segment footnote.

The inclusion of this information in both our Chicken segment and retail channel financial information is driven by our matrix organization and dual responsibility for certain portions of our business. For external reporting purposes, we have determined that the results of the Retail Value Added Chicken business unit should be included in the Chicken segment as Noel White, President of Poultry is primarily responsible for the entire results of our Chicken segment (including the Retail Value Added Chicken business unit).

The example provided is only one example of the dual reporting of portions of our business. Retail Value Added Chicken is a significant portion of both the Chicken segment and the retail sales channel financial information. As a result, when our CODM assesses performance and allocates resources to our Chicken segment, he utilizes the operating segment level financial information (which includes the majority of Retail Value Added Chicken). Similarly, when he assesses performance and allocates resources to our Prepared Foods segment, he utilizes the financial information of our Prepared Foods segment (which does not include the majority of Retail Value Added Chicken) and not the separate retail and foodservice channel financial information. As such, our CODM does not regularly utilize the separate retail and foodservice financial information to assess the performance and allocate resources at the separate distribution channel level.

•	Profitability is only an estimate at the distribution channel level:
Our total consolidated Selling, General and Administrative costs in fiscal 2015 were approximately $1.7 billion. The majority of these costs are shared costs for all of our segments and are completely allocated to our operations (no unallocated costs). Consistent with this philosophy of allocating all costs to our segments, we have detailed processes that we undertake to precisely allocate these shared costs to each of our segments, but we employ a simplified estimated approach to spread the costs below the segment level to a business unit or channel level, even though each business unit consumes or utilizes variable amounts of these shared costs. We utilize this approach in order to adequately allocate shared costs to the segment level while ensuring all levels of the company are aware of the full cost of its operations, including the shared costs. The significant shared costs spread below the segment level are not intended to precisely reflect the underlying cost to operate each of the business units or reflect the actual costs for the distribution channels. As a result, the estimated profitability at the business unit or channel level results in similar costs (as a percentage of sales) allocated to each business unit or channel regardless of their actual consumption or utilization of these shared costs.

While we have estimated profitability information by retail and foodservice channels for a portion of our company, this information is of limited value on a standalone basis because it is only an estimate. Our CODM and segment managers understand the limitations associated with the estimated profitability information for the retail and foodservice channels. As a result, our CODM utilizes the Prepared Foods segment information when assessing performance and allocating resources.

c.
With regard to your President, North American Operations, Donnie King, please tell us the types of operating decisions he is required to make given that multiple segment managers report to him. Your response should include the types of financial information and reports he reviews in connection with his role as President of North American Operations and how it differs from reports provided to and decisions made by the CODM, Donnie Smith.

Donnie King serves as our President, North American Operations. The segment managers for our Chicken, Beef and Pork segments and the leader of our Prepared Foods production facilities report directly to Mr. King. Additionally, the enterprise-wide leaders of our supply chain and continuous improvement groups report directly to Mr. King.

Mr. King receives financial information consistent with that of our CODM as described in our prior response. Mr. King does have additional information available to him that is not typically provided to our CODM, such as industry benchmark data (primarily production-based) for our Chicken, Beef and Pork segments. Mr. King does not participate in the daily operating decision making activities of our segments. Those activities and leadership are the direct responsibility of Noel White, President Poultry, Steve Stouffer, President Fresh Meats and Donnie Smith, President and CEO. As we stated in our previous letter, based on the importance of the Prepared Foods operations subsequent to our acquisition of The Hillshire Brands Company, Mr. Smith is responsible for the operating activities, financial results and strategic direction of the Prepared Foods segment. The segment managers maintain regular contact directly with our CODM, and in our matrix organization, our CODM directly assesses the performance of and serves as the ultimate decision maker for capital allocation to each of our segments - Chicken, Beef, Pork and Prepared Foods.

Mr. King uses his knowledge and leadership expertise working with our supply chain as he focuses on optimizing the utilization of our network production capabilities across all of our production and distribution assets and maximizing our operations. Additionally, Mr. King oversees our continuous improvement activities for the entire company, which are designed to constantly streamline and enhance our enterprise wide activities and processes in production facilities and distribution locations as well as our corporate processes.

In contrast, as we stated in our prior letter, Mr. Smith has oversight responsibilities for all segments of the Company and is responsible for the strategic operating direction and financial performance of the Company, including determining the allocation of resources to the segments to achieve the Company’s strategic plan and for evaluating the performance of each segment. In addition, as reflected by the breadth of his direct reports, he also oversees the Company’s various other functions, such as Finance, Legal, Human Resources and Strategy, among others.

We understand that the purpose of determining segments is critical to providing information to the users of our financial statements in a way that both aligns with the manner in which we manage the company and respects the objectives of the standard to help users better understand our performance, assess its prospects for future net cash flows and make more informed judgments about the entire company.

We assess our performance and make resource allocations based on our Chicken, Beef, Pork and Prepared Foods segments. We establish long-term expectations of profitability ranges for each of our four segments, and we routinely provide updated expectations of achieving, not achieving, or exceeding those ranges in our quarterly earnings releases. We make investment decisions at the segment level rather than based on distribution channels. Additionally, with respect to Prepared Foods, as described in section (b) we manage our business based on meeting consumer demand regardless of the channel in which it occurs.

Finally, as we continue to integrate the acquisition of The Hillshire Brands Company into our operations and execute succession planning for our executive officers, we believe it is likely that our future organizational structure will have a single leader of Prepared Foods that is not our CODM, which is similar to our previous historical practice. In fact, our current organizational structure is impacted by our succession planning and development activities.